UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2016

Commission File Number: 001-35132

BOX SHIPS INC.

(Name of Registrant)

15 Karamanli Ave., GR 166 73, Voula, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.      Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

This Report on Form 6-K, together with Exhibit 99.1 attached hereto, contains information regarding the Securities Exchange Agreement that the Company entered into on March 3, 2016.

Exchange Agreement

On March 3, 2016, we entered into a securities exchange agreement (the “Exchange Agreement”) with an unrelated third party (the “Buyer”). The Buyer may purchase, from time to time, shares of our 9.00% Series C Cumulative Redeemable Perpetual Preferred Shares, with an aggregate purchase price of up to $350,000 (the "Series C Preferred Shares"). We have agreed with the Buyer to exchange any of such Series C Preferred Shares for a number of shares of our Common Stock pursuant to a formula set forth in the Exchange Agreement (the “Exchange Shares”). We also agreed to pay $5,000 of attorneys’ fees and expenses incurred by the Buyer in connection with the transaction.

The issuance of the Exchange Shares is exempt from registration under the Securities Act of 1933 pursuant to the exemption from registration provided by Section 3(a)(9) of the Securities Act of 1933.

This Report of Foreign Private Issuer on Form 6-K shall not constitute an offer to sell, the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

The foregoing descriptions of the transactions and the transaction documents are not complete and are subject to and qualified in their entirety by reference to the transaction documents, all of which are filed as exhibits hereto and are incorporated herein by reference. The transaction documents have been included to provide investors and security holders with information regarding their terms. They are not intended to provide any other financial information about us or our subsidiaries and affiliates. The representations, warranties and covenants contained in the Exchange Agreement were made only for purposes of each such agreement and as of specific dates; were solely for the benefit of the parties to the Exchange Agreement; may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Exchange Agreement instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of us or our subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Exchange Agreement, which subsequent information may or may not be fully reflected in public disclosures by us.

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The following exhibits are filed herewith:

Exhibit Number	Description

99.1	Form of Securities Exchange Agreement, dated March 3, 2016, by and between the Company and the Buyer

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BOX SHIPS INC.

Date: March 4, 2016	By:	/s/ GEORGE SKRIMIZEAS
George Skrimizeas
Chief Operating Officer

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